April 29, 2014

Katherine Hsu, Esq.
Office Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Wells Fargo Asset Securities Corporation, Form S-3 Registration Statement, File No.: 333-194752 Filed on March 21, 2014

Dear Ms. Hsu:

We are counsel to Wells Fargo Asset Securities Corporation (the “Registrant”) under the above-captioned registration statement (the “Registration Statement”).  We have reviewed your letter dated April 11, 2014 (the “Comment Letter”) transmitting comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) and have discussed the comments contained in the Comment Letter with various representatives of the Registrant.  Capitalized terms used herein without definition have the meanings given them in the form of base prospectus (the “Base Prospectus”) or the form of prospectus supplement (the “Prospectus Supplement”) contained in Pre-Effective Amendment No. 1 to the Registration Statement (“Amendment No. 1”) submitted herewith.  Enclosed herewith are four courtesy copies of Amendment No. 1, two of which have been marked to show changes implemented in response to the requests of the Staff in the Comment Letter.

For your convenience, the Staff’s comments are repeated in italics below, followed by the Registrant’s responses.  References to page numbers in Amendment No. 1 are to the marked version filed through the EDGAR system.

Form of Prospectus Supplement

Static Pool Information, page S-40

1.	Your disclosure regarding delinquency calculations appears to be the MBA standard for measuring delinquency. Please confirm and revise to note this in the disclosure.

The Registrant confirms that the delinquency calculations presented are made in accordance with the MBA standard for measuring delinquency.  A revision has been

Jordan M. Schwartz       Tel  212 504 6136       Fax  212 504 6666        jordan.schwartz@cwt.com

Katherine Hsu, Esq.
April 29, 2014

made on page S-40 of the Prospectus Supplement to expressly identify the standard as such.

Description of the Mortgage Loans, page S-45

2.	Please revise to include information on documentation levels and guidelines. See Item 1111(b) of Regulation AB.

The particular documentation levels and guidelines applicable to a given mortgage pool are not known at the present time.  However, the Registrant has revised the disclosure on page S-45 of the Prospectus Supplement to indicate that the description of the mortgage loans will include information on documentation levels and guidelines, as well as any other information required pursuant to Item 1111(b) of Regulation AB.  In addition, an illustrative documentation levels table has been added to Appendix A of the Prospectus Supplement.

Pooling and Servicing Agreement – Compensation and Payment of Expenses of the Master Servicer, Servicer, and Trustee, page S-69

3.
We also note your disclosure on page 63 of the base prospectus. Please revise this section and elsewhere where appropriate to include a discussion of the amount of any fees payable to the custodian, and the source of payment of any such fees.

The Registrant directs the Staff’s attention to page 64 of the Base Prospectus, which states that the fees of the custodian will be paid by the master servicer.  In response to the Staff’s comment, revisions have been made on pages S-69 and S-70 of the Prospectus Supplement to provide for the disclosure, in each transaction, of both the amount of any fees payable to the custodian and the source of payment of any such fees.

If you have any questions concerning the foregoing, please contact the undersigned.

Very truly yours,

/s/ Jordan  M. Schwartz

Jordan M. Schwartz

cc:           Lawrence Rubenstein, Esq.